

March 7, 2014

Via Email
Matthew P. Flake
President and Chief Executive Officer
Q2 Holdings, Inc.
13785 Research Blvd, Suite 150
Austin, Texas 78750

> Re: **Q2 Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File March 6, 2014**
> **File No. 333-193911**

Dear Mr. Flake:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Principal and Selling Stockholders, page 118

1. With respect to the shares to be offered for resale by C&B Capital II (PF) L.P. and C&B Capital II L.P., please disclose the individual or individuals who exercise the voting and dispositive powers should be disclosed. For guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

2. Please remove the disclaimers of beneficial ownership in footnotes (7) and (12) of the table on page 120 relating to shares held by Charles T. Doyle and Texas Independent Bancshares, Inc. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Item 403 does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4, which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements.

You may Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        John J. Gilluly III, P.C.
        DLA Piper US LLP